Delisting Determination,The Nasdaq Stock Market, LLC,
September 11, 2014, UniTek Global Services, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common shares of UniTek Global Services, Inc.
(the Company), effective at the opening of the trading session on September 22, 2014. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b).
The Company was notified of the Staffs determination on August 12, 2014. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on August 21, 2014.